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                                  EXHIBIT 20(iii)

              PRESS RELEASE ISSUED BY THE COMPANY ON JANUARY 12, 1998
                  WITH RESPECT TO THE $50 MILLION CREDIT FACILITY



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FOR IMMEDIATE RELEASE
                                                      CONTACT: MICHAEL E. PEPPEL
                                                         CHIEF EXECUTIVE OFFICER
                                                          937-291-8282 EXT. 7708

  MIAMI COMPUTER SUPPLY CORPORATION ANNOUNCES $50 MILLION CREDIT FACILITY AND
                              COMPLETION OF MERGER WITH
                              TBS PRINTWARE CORPORATION

Dayton, OH  --  January 12, 1998 --  Miami Computer Supply Corporation (NASDAQ:
MCSC), a leading supplier of computer supplies and projection presentation products, today announced that it has obtained a $50 million Senior Credit Facility from National City Bank of Dayton, Ohio, leading a bank group including PNC Bank and KeyBank. Miami Computer Supply Corporation previously had a $15 million line of credit.

     Michael E. Peppel, President and Chief Executive Officer of Miami Computer Supply said "This Credit Facility provides us with the ability to continue our consolidation strategy and leverage our balance sheet to enhance the return to our shareholders. We are looking forward to growing with this bank group."

     In addition, Miami Computer Supply also announced that it has completed the merger with TBS Printware Corporation, a $17.0 million (annual revenues) distributor of computer supply and office automation products headquartered in Fremont, California with an additional office in Haddonfield, New Jersey. The price was not disclosed.

     "Through its internal growth and successful acquisition integration, Miami Computer Supply Corporation has proven that it has the strength to lead the
consolidation of the computer supply industry.   We are excited to be part of
such a dynamic organization," said Rob Salomon, Chief Executive Officer of TBS Printware Corporation.
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     Miami Computer Supply Corporation went public last November.  Assuming that the transaction with Minnesota Western/Creative Office Products Inc., previously announced, is consummated as anticipated, Miami Computer Supply will have increased the number of its sales offices from 20 to 59 and its annual sales from $63 million as of December 31, 1996 to the proforma annualized 12 month run rate of approximately $217 million.


     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products and video conferencing products principally in the Midwest, Northeast, covering the Northwest and most Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products and Intel video conferencing systems. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

     The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.

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